                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                 SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                       Commercial Intertech Corporation
                       --------------------------------
                               (Name of Issuer)


                        Common Stock, par value $1.00
                        -----------------------------
                        (Title of Class of Securities)


                                  201709-102
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 Pages

                                 SCHEDULE 13G
CUSIP No. 201709-102
          ----------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Commercial Intertech Corporation Defined Contribution Master Trust
     (the "Trust")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The agreement establishing the Trust is to be construed according to the laws of the State of Ohio to the extent such laws are not preempted by federal law.

--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER
                       0
                  --------------------------------------------------------------
  NUMBER OF
   SHARES         6.   SHARED VOTING POWER
BENEFICIALLY           3,234,729 (as of 12/31/97)
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH      7.   SOLE DISPOSITIVE POWER
                       3,234,729 (as of 12/31/97)
                  --------------------------------------------------------------

                  8.   SHARED DISPOSITIVE POWER
                       0
                  --------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,234,729 (as of 12/31/97)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [_]
     CERTAIN SHARES

     Not  Applicable
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.10%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     EP
--------------------------------------------------------------------------------



                               Page 2 of 8 Pages

                                 SCHEDULE 13G
CUSIP No. 201709-102
          ----------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LaSalle National Bank (not in its individual or corporate capacity but as trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust) (the "Trustee")
     FEIN #: 36-1521370
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Trustee is a national banking association organized under the laws of the United States
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER
                       0
                  --------------------------------------------------------------
  NUMBER OF
   SHARES         6.   SHARED VOTING POWER
BENEFICIALLY           3,234,729 (as of 12/31/97)
OWNED BY EACH     --------------------------------------------------------------
  REPORTING
 PERSON WITH      7.   SOLE DISPOSITIVE POWER
                       3,234,729 (as of 12/31/97)
                  --------------------------------------------------------------

                  8.   SHARED DISPOSITIVE POWER
                       0
                  --------------------------------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,234,729 (as of 12/31/97)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [_]
     CERTAIN SHARES

     Not  Applicable
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.10%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------



                               Page 3 of 8 Pages

      The Trust was established by the Commercial Intertech Defined Contribution Master Trust Agreement dated February 12, 1990. The Trust forms a part of and implements both the Commercial Intertech Corporation Employee Stock Ownership Plan and the Matching Employee Stock Ownership Plan (collectively, the "Plans"). The filing of this Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons (as defined below in Item 2(a)) are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(a).  NAME OF ISSUER

      Commercial Intertech Corporation


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

      1775 Logan Avenue
      P.O. Box 239
      Youngstown, Ohio 44501

ITEM 2(a).  NAME OF PERSON FILING

      The persons filing this statement are the Trust and the Trustee.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

      The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago,
      Illinois 60603.

ITEM 2(c).  CITIZENSHIP

      The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Ohio to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

      common stock, $1.00 par value, of the Issuer ("Common Stock").


                              Page 4 of 8 Pages

ITEM 2(e).  CUSIP NUMBER

      201709-102

ITEM 3.     THE REPORTING PERSONS ARE AS FOLLOWS:

      The Trustee is a:

            (B) [x] Bank as defined in Section 3(a)(6) of the Act.

      The Trust is a:

            (F) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund.

ITEM 4.     OWNERSHIP

      Beneficial Ownership by the Trust:

      (A) Amount beneficially owned (as of 12/31/97): 3,234,729 shares (1)

      (B) Percent of Class (as of 12/31/97): 19.10%

      (C) Number of shares as to which such person has:

          (I) Sole power to vote or to direct the vote
              0 shares



-----------------
      (1) The shares listed as beneficially owned by the Trust and the Trustee include: (a) 702,986 shares of ESOP Convertible Preferred Stock Series B (the "Series B Preferred Stock") (convertible into 2,124,915.8 shares of Common Stock) which are not allocated to the individual accounts of the participants in the Plans (the "Participants"); (b) 0 shares of Common Stock which are not allocated to the individual accounts of the Participants; (c) 239,566.71 shares of Series B Preferred Stock (convertible into 724,138.29 shares of Common Stock) which are allocated to the individual accounts of the Participants; and
(d) 385,675 shares of Common Stock which are allocated to the individual accounts of the Participants. The filing of this Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust or the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.



                              Page 5 of 8 Pages

     (II)  Shared power to vote or to direct the vote
           3,234,729 shares

     (III) Sole power to dispose or to direct the disposition
           3,234,729 shares

     (IV)  Shared power to dispose or to direct the disposition
           0 shares

Beneficial Ownership by the Trustee:

(A)  Amount beneficially owned (as of 12/31/97): 3,234,729 shares (1)

(B)  Percent of Class (as of 12/31/97): 19.10%

(C)  Number of shares as to which such person has:

     (I)   Sole power to vote or to direct the vote
           0 shares

     (II)  Shared power to vote or to direct the vote
           3,234,729 shares

     (III) Sole power to dispose or to direct the disposition
           3,234,729 shares

     (IV)  Shared power to dispose or to direct the disposition
           0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Subject to the terms and conditions of the Trust and the Plans, Plan Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Series B Preferred Stock, reflected in this Schedule 13G.


                              Page 6 of 8 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not applicable

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of an issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 17, 1998

                                THE COMMERCIAL INTERTECH CORPORATION
                                DEFINED CONTRIBUTION MASTER TRUST, by
                                LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                                By: /s/ Gregory P. Angelopoulos
                                    ---------------------------------------
                                Name: Gregory P. Angelopoulos
                                      -------------------------------------
                                Title:  Assistant Vice President
                                       ------------------------------------

                                LASALLE NATIONAL BANK, TRUSTEE

                                By: /s/ Gregory P. Angelopoulos
                                    ---------------------------------------
                                Name: Gregory P. Angelopoulos
                                      -------------------------------------
                                Title:  Assistant Vice President
                                       ------------------------------------


                              Page 7 of 8 Pages

                                EXHIBIT INDEX


  Exhibit Number  Description                                     Page Number
  --------------  -----------                                     -----------
  1               Resolution of Board of Directors authorizing
                  Gregory P. Angelopoulos to sign on behalf of
                  the Trust and the Trustee (previously filed as
                  Exhibit A to the Schedule 13G filed February
                  14, 1997


























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